SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Acorda Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00484M601
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00484M601	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 68,229
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 68,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 420,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 420,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 420,175
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON DKIP (Cayman) Ltd II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 910,222
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 910,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 910,222
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,004,138
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,004,138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,004,138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00484M601	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,403,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,403,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,403,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00484M601	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,403,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,403,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,403,303
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00484M601	SCHEDULE 13D	Page 8 of 18 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.001 par value per share (the "Common Stock") of Acorda Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 420 Saw Mill River Road, Ardsley, NY 10502.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	M.H. Davidson & Co., a New York limited partnership ("CO"). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii)	Davidson Kempner Partners, a New York limited partnership ("DKP"). MHD Management Co., a New York limited partnership ("MHD"), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

(iii)	DKIP (Cayman) Ltd II, a Cayman Islands exempted company ("DKIP (Cayman) II"). DKCM is the investment manager of DKIP (Cayman) II and is responsible for the voting and investment decisions of DKIP (Cayman) II;

(iv)	Davidson Kempner International, Ltd., a British Virgin Islands business company ("DKIL"). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(v)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the "SEC"), acts as investment manager to each of CO, DKP, DKIP (Cayman) II and DKIL ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the "DKCM Managing Members"); and

CUSIP No. 00484M601	SCHEDULE 13D	Page 9 of 18 Pages

(vi)	Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP (Cayman) II and DKIL reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO, DKP, DKIP (Cayman) II and DKIL is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKP, DKIP (Cayman) II and DKIL and other investment funds. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	CO – a New York limited partnership

	(ii)	DKP – a New York limited partnership

	(iii)	DKIP (Cayman) II - a Cayman Islands exempted company

	(iv)	DKIL – a British Virgin Islands business company

	(ii)	DKCM – a Delaware limited partnership

	(iii)	Anthony A. Yoseloff – United States

CUSIP No. 00484M601	SCHEDULE 13D	Page 10 of 18 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock reported herein were delivered to CO, DKP, DKIP (Cayman) II and DKIL (the "DK Funds") by the Issuer on June 2, 2022 in satisfaction of the June 1, 2022 interest payment on the Issuer's 6.00% Convertible Senior Secured Notes due 2024 (the "Notes") held by the DK Funds.

The terms of the Notes are governed by an Indenture, dated as of December 23, 2019, among the Issuer, the guarantors party thereto (the "Guarantors"), and Wilmington Trust, National Association, as trustee and collateral agent (the "Indenture"). Pursuant to the terms of the Indenture, the value per share of Common Stock issued in satisfaction of interest payable on the Notes was calculated pursuant to the Indenture to be 95% of the simple average of the daily volume weighted average prices for the ten trading days ending on, and including, May 31, 2022, or $0.4788 per share.

Item 4.	PURPOSE OF TRANSACTION

As disclosed in Item 3 above, the shares of Common Stock reported herein were delivered to the DK Funds by the Issuer on June 2, 2022 in satisfaction of the June 1, 2022 interest payment on the Notes. The DK Funds hold an aggregate of $52,324,000 in principal amount of the Notes, representing 25.3% of the Notes outstanding.

The Reporting Persons may have discussions with members of management and members of the board of directors of the Issuer (the "Board") in connection with the Reporting Persons' investment in the Issuer, including, without limitation, the DK Funds' status as holders of Notes. The Reporting Persons may also work together and/or have discussions with certain other holders of the Notes with respect to the Issuer and the matters referenced below (and may determine to engage legal counsel or other advisors alone or together with other holders of the Notes with respect to their ownership of the Notes and/or the matters referenced below), as well as other shareholders, debtholders, or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, advisors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The topics of these conversations may cover a range of issues, including those relating to the operations and business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy and strategic transactions including potential restructuring transactions relating to the Notes, overall business strategy, executive compensation and corporate governance. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the Board, other holders of Notes or stockholders of the Issuer, or other interested parties, such as those set out above.

CUSIP No. 00484M601	SCHEDULE 13D	Page 11 of 18 Pages

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the shares of Common Stock and the Notes, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or Notes or other instruments that are based upon or relate to the value of the shares of Common Stock, Notes or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock or Notes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 24,277,753 shares of Common Stock outstanding, which is the sum of the (i) 13,285,552 shares of Common Stock outstanding as of May 30, 2022, as provided by the Issuer to the Reporting Persons and (ii) 10,992,201 shares of Common Stock issued by the Issuer on June 2, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on June 2, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	In addition to the transactions set forth in Item 3 above, information concerning transactions in the Common Stock reported herein effected during the last sixty (60) days is set forth in Schedule B, which is attached hereto and is incorporated herein by reference. All of the transactions in the Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

CUSIP No. 00484M601	SCHEDULE 13D	Page 12 of 18 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

As of the date of this Schedule 13D, the Reporting Persons beneficially own $52,324,000 aggregate principal amount, or 25.3%, of the Notes outstanding. The Notes are senior obligations of the Issuer and the Guarantors, secured by a first priority security interest in substantially all of the assets of the Issuer and the Guarantors, subject to certain exceptions described in the Security Agreement, dated as of December 23, 2019, between the guarantors party thereto and Wilmington Trust, National Association, as collateral agent, which Security Agreement is attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 26, 2019 and the terms of which are incorporated herein by reference.

The Notes will mature on December 1, 2024 unless earlier converted in accordance with their terms prior to such date. Interest on the Notes is payable semi-annually in arrears at a rate of 6.00% per annum on each June 1 and December 1. The Issuer may elect to pay interest in cash or shares of common stock, subject to the satisfaction of certain conditions and limitations. If the Issuer elects to pay interest in shares of common stock, such common stock will have a per share value equal to 95% of the simple average of the daily volume weighted average prices for the ten trading days ending on, and including, the trading day immediately preceding the relevant interest payment date

Holders of the Notes may convert all or any portion of their Notes at their option at any time prior to the close of business on the second scheduled trading day immediately preceding December 1, 2024, the maturity date. The conversion rate is currently 47.6190 shares of Common Stock per $1,000 principal amount of the Notes (equivalent to a conversion price of approximately $21.00 per share of Common Stock) and is subject to adjustment as described in the Indenture. Upon conversion of the Notes, the Issuer may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Issuer’s election. Accordingly, the Reporting Persons do not beneficially own any shares of Common Stock that may be issued upon conversion of the Notes at this time.

The forgoing description of the terms of the Notes does not purport to be complete and is qualified by the full terms of the Indenture and the Notes which are incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 26, 2019.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 00484M601	SCHEDULE 13D	Page 13 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: June 10, 2022	s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners.

CUSIP No. 00484M601	SCHEDULE 13D	Page 14 of 18 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. ("CO")

M.H. Davidson & Co. GP, L.L.C. ("Co GP") serves as the general partner of Co. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of Co. Co GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of Co GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS ("DKP")

MHD Management Co. ("MHD") serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKP. MHD is a New York limited partnership.

MHD Management Co. GP, L.L.C. ("MHD GP") serves as the general partner of MHD. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of MHD. MHD GP is a Delaware limited liability company.

CUSIP No. 00484M601	SCHEDULE 13D	Page 15 of 18 Pages

The DKCM Managing Members serve as the managing members of MHD GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DKIP (CAYMAN) LTD II ("DKIP (Cayman) II")

Morgan P. Blackwell serves as the sole director of DKIP (Cayman) II. The other information with respect to Morgan P. Blackwell, a DKCM Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. ("DKIL")

CUSIP No. 00484M601	SCHEDULE 13D	Page 16 of 18 Pages

The following sets forth the name, position, address, principal occupation and citizenship of any control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Director of DKIL	767 Fifth Avenue, 15th Floor, New York, NY 10153
Gary Linford	Director	South Africa	Managing Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands
John Lewis	Director	United Kingdom	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP ("DKCM")

DKCM GP LLC ("DKCM GP") serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

.

CUSIP No. 00484M601	SCHEDULE 13D	Page 17 of 18 Pages

SCHEDULE B

Transactions in the COMMON STOCK of the Issuer
During the Last 60 Days

The following tables set forth all transactions in the Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)
05/19/2022	(73,241)	0.57	0.56-0.61
05/25/2022	73,241	0.42	0.41-0.43

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).

CUSIP No. 00484M601	SCHEDULE 13D	Page 18 of 18 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 10, 2022	s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners.